SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company (merged into TIM S.A.) Corporate Taxpayer's ID (CNPJ/ME): 02.558.115/0001-21 Corporate Registry (NIRE): 33.300.276.963	TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Approval by B3 of the listing on the Novo Mercado segment

and conclusion of the corporate restructuring

TIM S.A. ("TSA" or “TIM” or “Company”), incorporating company of its parent company TIM PARTICIPAÇÕES S.A. (“TPAR”) (B3: TIMP3; NYSE: TSU), as a result of the merger process deliberated at the Extraordinary General Meetings of both companies, held on August 31, 2020, in the form and for the purposes of CVM Instruction No. 358/2002, as amended (“ICVM 358”), in connection with the Material Facts disclosed on July 29, 2020 and August 31, 2020, inform their shareholders and the market in general as follows:

On this date, TIM's Board of Directors acknowledged the receipt of Official Letter 319/2020-DIE, issued by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) regarding its approval to list TSA and the admission to trading its shares in the special corporate governance segment called Novo Mercado.

As a result of the granting of the aforementioned listing by B3 and in form of the Protocol and Justification of the Merger of TPAR by the Company (“Protocol”) the Suspensive Condition provided in the Protocol was satisfied, and the Merger was therefore consummated, becoming effective for all purposes and effects, with TPAR being extinguished and universally succeed in all rights and obligations by the Company, pursuant to article 227 of the Law No. 6,404/1976, as amended (“Brazilian Corporation Act”).

The common shares and the American Depositary Shares (“ADSs”), will continue to be traded on behalf of TPAR, each representing the right to receive one common share and one ADS of TSA, respectively, until the first date on which the trading with TSA common shares and ADSs becomes operational.

Additionally, verified the effectiveness of the Merger, the Company's Board of Directors recorded, as of today, that the Company's share capital is divided into 2,420,804,398 (two billion, four hundred and twenty million, eight hundred and four thousand, three hundred and ninety-eight) common shares, all registered, book-entry and without par value.

TSA will keep its shareholders informed about the expiration of the withdrawal right term and payment to shareholders entitled to exercise the right of withdrawal, as disclosed in the Material Fact of August 31, 2020, as well as the date of the beginning of trading with its shares in B3 and ADSs in the New York Stock Exchange - NYSE.

Rio de Janeiro, September 28, 2020.

TIM Participações S.A.	TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer	Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 29, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.